Zilog ANNOUNCES THIRD QUARTER FISCAL 2009 FINANCIAL RESULTS

SAN JOSE, Calif., February 9, 2009 – Zilog®, Inc. (NASDAQ: ZILG), a leading supplier of embedded system-on-chip (SoC) solutions for consumer and industrial applications, and an industry leader in remote control and universal IR database solutions, today reported results for its 2009 fiscal year third quarter ended December 27, 2008.

Sales for the three month and nine month periods ended December 27, 2008 were $13.0 million and $50.2 million, respectively, as compared to $17.0 million and $50.5 million for the comparable periods a year ago. Sales for the quarter declined on a sequential basis by 32 percent. New product sales declined in the quarter reflecting weaker end customer demand although on a year to date basis, new product sales increased 12 percent as compared to the comparable period a year ago. The Company implemented further cost reduction actions and as a result, expects to reduce its total spending in the March 2009 fiscal quarter by 20 to 25 percent from fiscal Q2 levels.

The GAAP net loss for the three month period ended December 27, 2008 was $5.7 million or 33 cents per share as compared to $2.4 million or 14 cents per share for the same period a year ago. The GAAP net loss for the nine month period ended December 27, 2008 was $9.0 million or 53 cents per share versus $7.3 million or 44 cents per share for the comparable nine month period a year ago. The net loss for the three and nine month periods ended December 27, 2008 also reflects special charges of $1.7 million and $2.8 million, respectively. Special charges include the severance and other related costs associated with its worldwide reduction in force, expenses of production test outsource activities that are now substantially complete and the on-going costs associated with its strategic alternatives review.

"The rapid contraction in the global economy and the clouded outlook for demand has caused us to take significant cost reduction actions that included a 35 percent reduction in our worldwide headcount and a 10 percent salary reduction for all of our North America employees along with executive staff." said Darin Billerbeck, Zilog's president and chief executive officer. "We are encouraged by our new products year to date sales growth and market opportunities, as well as our streamlined manufacturing model. As we continue to review our strategic alternatives, we remain laser-focused on delivering our new products and technologies. We believe that our innovative products, coupled with our lean company structure, will position us extremely well for growth when economic conditions improve. Although the market is still difficult to call, we believe sales for the March 2009 quarter will decline between 5 and 15 percent from the December 2008 quarter levels."

On a non-GAAP basis, adjusted EBITDA, as defined below, was negative $2.3 million and negative $1.4 million for the three and nine months ended December 27, 2008, respectively, as compared to negative $0.3 million and negative $1.5 million for the comparable periods a year ago. The results for the period reflected the benefit of lower overall spending which was offset by $0.4 million in inventory charges. Additionally, the results included unfavorable variances arising from significantly lower volumes that negatively impacted gross margin and resulted in a lower gross margin percent of sales. Cash and long term investments net of debt continue to be in a solid position and were $14.2 million at December 27, 2008, which was in the range of our expectations. The Company continues to experience redemption by issuers of its Auction Rate Preferred Stock (ARPS) investments. These investments continue to be classified as long term on the consolidated balance sheet.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended				
	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008	Dec. 29, 2007
	(in thousands)				
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss					
Non-GAAP net loss	($3,239)	($468)	($507)	($1,335)	($1,443)
Non-GAAP adjustments:					
Special charges and credits	1,696	554	590	511	570
Amortization of intangible assets	209	209	209	209	251
Non-cash stock-based compensation COS	44	30	42	35	24
Non-cash stock-based compensation R&D	182	85	136	59	54
Non-cash stock-based compensation SG&A	297	211	257	(205)	45
Total non-GAAP adjustments	2,428	1,089	1,234	609	944
GAAP Net loss	($5,667)	($1,557)	($1,741)	($1,944)	($2,387)

Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Dec. 27, 2008	Sep. 27, 2008	Three Months Ended Jun. 28, 2008	Mar. 31, 2008	Dec. 29, 2007
			(in thousands)		
Reconciliation of net loss to EBITDA:					
Net loss	($5,667)	($1,557)	($1,741)	($1,944)	($2,387)
Depreciation and amortization	1,084	1,088	1,053	949	984
Interest income	(24)	(49)	(70)	(154)	(198)
Provision for income taxes	97	112	102	129	592
EBITDA	($4,510)	($406)	($656)	($1,020)	($1,009)
Reconciliation of EBITDA to net cash provided by (used in) operating activities:					
EBITDA	($4,510)	($406)	($656)	($1,020)	($1,009)
Provision for income taxes	(97)	(112)	(102)	(129)	(592)
Interest income	24	49	70	154	198
Non-cash stock-based compensation	523	326	435	(111)	123
Loss on disposition of operating assets	11	-	(31)	78	-
Changes in other operating assets and liabilities	964	(458)	711	3,110	(623)
Net cash provided by (used in) operating activities	($3,085)	($601)	$427	$2,082	($1,903)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Dec. 27, 2008	Sep. 27, 2008	Three Months Ended Jun. 28, 2008	Mar. 31, 2008	Dec. 29, 2007
			(in thousands)		
Reconciliation of net loss to Adjusted EBITDA:					
Net loss	($5,667)	($1,557)	($1,741)	($1,944)	($2,387)
Depreciation and amortization	1,084	1,088	1,053	949	984
Interest income	(24)	(49)	(70)	(154)	(198)
Provision for income taxes	97	112	102	129	592
Special charges and credits	1,696	554	590	511	570
Non-cash stock-based compensation	523	326	435	(111)	123
Adjusted EBITDA	($2,291)	$474	$369	($620)	($316)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:					
Adjusted EBITDA	($2,291)	$474	$369	($620)	($316)
Special charges and credits	(1,696)	(554)	(590)	(511)	(570)
Provision for income taxes	(97)	(112)	(102)	(129)	(592)
Interest income	24	49	70	154	198
Loss on disposition of operating assets	11	-	(31)	78	-
Changes in other operating assets and liabilities	964	(458)	711	3,110	(623)
Net cash provided by (used in) operating activities	($3,085)	($601)	$427	$2,082	($1,903)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities, which are included in net cash provided by (used in) operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Founded in 1974, Zilog is a global supplier of 8, 16 and 32-bit microcontroller and microprocessor "system-on-a-chip" (SoC) solutions that allow design engineers the freedom and creativity required for continued innovation in embedded design. The company won international acclaim for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, Zilog designs, develops and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. Zilog is headquartered in San Jose, California, with sales offices in Asia, Europe and North America. For more information about Zilog and its products, visit the Company's website at: http://www.zilog.com.

EZ80ACCLAIM!, CRIMZON, Zatara, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations for our March 31, 2009 quarter and the impact of the global financial crisis and recessionary concerns) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, delay in customer ramps of our 32-bit products or weakness in our 8-bit classic products could negatively impact our March 2009 quarter. The current financial market volatility and the impact of the recession on our customers make it especially difficult to predict our results for the March 2009 quarter. Our expense and inventory management programs may not be sufficient to manage our cash flows. Additionally, our ability to attract and retain technical employees may be negatively impacted by uncertainties relating to potential future changes in the ownership and control of the Company.

Design wins are defined as the projected one-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not be realized. Whether or not Zilog achieves anticipated revenue from design wins can be dependant on the timeliness of customers to ramp and whether or not the project in question is as commercially successful as the customers anticipated. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the period ended December 27, 2008.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact**:**
Daniel Francisco
Francisco Group for Zilog
(916) 812-8814
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data and percentages)

| | Three Months Ended | | Nine Months Ended | |
	Dec. 27, 2008	Dec. 29, 2007	Dec. 27, 2008	Dec. 29, 2007
Net sales	$ 13,032	$ 17,030	$ 50,211	$ 50,478
Cost of sales	8,237	9,017	28,056	27,352
Gross margin	4,795	8,013	22,155	23,126
Gross margin %	37%	47%	44%	46%
Operating expenses:				
Research and development	3,749	4,144	11,633	12,560
Selling, general and administrative	4,832	4,908	16,334	14,973
Special charges and credits	1,696	570	2,839	1,464
Amortization of intangible assets	209	251	627	753
Total operating expenses	10,486	9,873	31,433	29,750
Operating loss (1)	(5,691)	(1,860)	(9,278)	(6,624)
Other income :				
Other income (expense)	97	(133)	481	(220)
Interest income	24	198	143	665
Loss before provision for income taxes	(5,570)	(1,795)	(8,654)	(6,179)
Provision for income taxes	97	592	311	1,170
Net loss	$ (5,667)	$ (2,387)	$ (8,965)	$ (7,349)
Basic and diluted net loss per share	$ (0.33)	$ (0.14)	$ (0.53)	$ (0.44)
Weighted-average shares used in computing basic and diluted net loss per share	17,071	16,880	16,982	16,885
(1) Includes FAS 123R and incentive stock-based compensation charges as follows:				
Cost of sales	$ 44	$ 24	$ 116	$ 90
Research and development	182	54	402	205
Selling, general and administrative	297	45	766	623
Total stock-based compensation included in operating loss	$ 523	$ 123	$ 1,284	$ 918

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		Dec. 27, 2008		March 31, 2008
ASSETS				
Current assets:				
Cash and cash equivalents	$	13,560	$	16,625
Accounts receivable, net		5,661		6,834
Inventories		6,118		8,413
Deferred tax asset		263		263
Prepaid expenses and other current assets		1,328		1,663
Total current assets		26,930		33,798
Long term investments		1,300		1,925
Property, plant and equipment, net		6,944		6,604
Goodwill		2,211		2,211
Intangible assets, net		1,902		2,528
Other assets		862		774
Total assets	$	40,149	$	47,840
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short term debt	$	693	$	720
Accounts payable		5,621		7,258
Other short-term liabilities, license agreements		1,258		525
Income taxes payable		203		535
Accrued compensation and employee benefits		2,228		2,444
Other accrued liabilities		2,909		2,094
Deferred income on shipments to distributors		5,605		5,867
Total current liabilities		18,517		19,443
Deferred tax liability		263		263
Other long-term liabilities, license agreements		1,297		592
Other non-current tax liabilities		862		663
Total liabilities		20,939		20,961
Stockholders' equity:				
Common stock		186		185
Additional paid-in capital		127,210		125,838
Treasury stock		(7,456)		(7,456)
Other comprehensive income		25		102
Accumulated deficit		(100,755)		(91,790)
Total stockholders' equity		19,210		26,879
Total liabilities and stockholders' equity	$	40,149	$	47,840

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Nine Months Ended	
	Dec. 27, 2008	**Dec. 29, 2007**	**Dec. 27, 2008**	**Dec. 29, 2007**
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (5,667)	$ (2,387)	$ (8,965)	$ (7,349)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization	875	733	2,598	2,225
Disposition of operating assets	11		(20)	249
Non-cash stock-based compensation	523	123	1,284	918
Amortization of fresh-start intangible assets	209	251	627	752
Changes in operating assets and liabilities:				
Accounts receivable, net	1,602	(487)	1,173	(361)
Inventories	1,490	(778)	2,295	(936)
Prepaid expenses and other current and non-current assets	290	11	249	1,354
Accounts payable	(2,643)	1,041	(1,637)	1,859
Accrued compensation and employee benefits	(829)	230	(216)	(211)
Deferred income on shipments to distributors	593	(559)	(262)	(1,054)
Accrued and other current and non-current liabilities	461	(81)	(387)	(1,174)
Net cash provided by (used in) operating activities	(3,085)	(1,903)	(3,261)	(3,728)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Disposal of assets held for sale - MOD II property	-			3,237
Redemption of long term investments	150		625	-
Capital expenditures	(82)	(36)	(520)	(996)
Net cash provided by (used in) investing activities	68	(36)	105	2,241
CASH FLOWS FROM FINANCING ACTIVITIES:				
Short term debt	(346)		(28)	
Repurchase of restricted shares		(0)	(0)	(282)
Proceeds from issuance of common stock under employee stock purchase and stock option plans	24	107	119	449
Net cash provided by (used in) financing activities	(322)	107	91	167
Increase (decrease) in cash and cash equivalents	(3,339)	(1,832)	(3,065)	(1,320)
Cash and cash equivalents at beginning of period	16,899	19,902	16,625	19,390
Cash and cash equivalents at end of period	$ 13,560	$ 18,070	$ 13,560	$ 18,070

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Purchase of a development license through a long term payment arrangement	$ -	$ -	$ 2,400	$ -

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in thousands except percentages, selected key metrics and per share amounts)

	Three Months Ended				
	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008	Dec. 29, 2007
Sales & Expenses Information:					
Net sales	$13,032	$19,026	$18,154	$16,744	$17,030
Cost of sales	8,237	10,215	9,604	8,983	9,017
Gross margin	4,795	8,811	8,550	7,761	8,013
Gross margin %	37%	46%	47%	46%	47%
Operating expenses:					
Research and development	3,749	3,953	3,931	3,931	4,144
Selling, general and administrative	4,832	5,861	5,641	4,948	4,908
Special charges and credits	1,696	554	590	511	570
Amortization of intangible assets	209	209	209	209	251
Total operating expenses	10,486	10,577	10,371	9,599	9,873
Operating loss	(5,691)	(1,766)	(1,821)	(1,838)	(1,860)
Interest income	24	49	70	154	198
Other income (expense)	97	272	112	(131)	(133)
Loss before provision for income taxes	(5,570)	(1,445)	(1,639)	(1,815)	(1,795)
Provision for income taxes	97	112	102	129	592
Net loss	($5,667)	($1,557)	($1,741)	($1,944)	($2,387)
Weighted average basic and diluted shares	17,071	16,949	16,948	16,923	16,880
Basic and diluted net loss per share	($0.33)	($0.09)	($0.10)	($0.11)	($0.14)
Net Sales Information:					
Net Sales - by type					
New products (1)	$7,136	$12,048	$11,064	$9,141	$9,792
8-bit classic products	5,896	6,978	7,090	7,603	7,238
Total net sales	$13,032	$19,026	$18,154	$16,744	$17,030

(1) New products include 32-bit Zatara, universal remote control
   solutions and 8-bit embedded flash microcontrollers

	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008	Dec. 29, 2007
Net Sales - by channel					
Direct	$4,882	$9,400	$9,102	$8,175	$7,631
Distribution	8,150	9,626	9,052	8,569	9,399
Total net sales	$13,032	$19,026	$18,154	$16,744	$17,030
Net Sales - by region					
America's	$5,356	$6,084	$5,645	$6,002	$5,703
Asia (including Japan)	5,855	10,604	9,616	8,282	9,030
Europe	1,821	2,338	2,893	2,460	2,297
Total net sales	$13,032	$19,026	$18,154	$16,744	$17,030
Selected Key Metrics (as defined in our Form 10-Q and 10-K)					
Days sales outstanding	39	34	37	37	45
Net sales to inventory ratio (annualized)	8.5	10.0	8.4	8.0	7.3
Weeks of inventory at distributors	12	10	11	12	12
Current ratio	1.5	1.6	1.5	1.7	2.0
Other Selected Financial Metrics					
Depreciation and amortization (excluding intangibles)	$875	$879	$844	$740	$733
Amortization of fresh-start intangibles	$209	$209	$209	$209	$251
Stock based compensation	$523	$326	$435	($111)	$123
Capital expenditures	$82	$78	$359	$2,382	($36)
Cash and cash equivalents	$13,560	$16,899	$17,829	$16,625	$18,070
Long term investments	$1,300	$1,450	$1,500	$1,925	$0
Cash and long term investments	$14,860	$18,349	$19,329	$18,550	$18,070